

SBS Technologies

FOR IMMEDIATE RELEASE

SBS Technologies to Present at the B. Riley & Co. Annual Investor Conference

Albuquerque, NM – *(March 15, 2005)* - SBS Technologies® (Nasdaq: SBSE), a leading provider of embedded computer solutions for the commercial, government and communications infrastructure markets, today announced that it will present at the B. Riley & Co. Annual Investor Conference on March 16, 2005 at the Venetian Resort Hotel Casino in Las Vegas, Nevada.

Clarence Peckham, Chief Executive Officer, will present an update of the company's business at 10:30 A.M. Pacific Standard Time on Wednesday, March 16, 2005. This 30 minute presentation will be web cast from the Investor Relations section of the Company's web site www.sbs.com. The web cast will be archived for a limited time on the SBS web site.

For additional information about the conference, please contact B. Riley & Co. at 310-966-1443 or www.brileyco.com.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales offices in six countries. More information on SBS is available at www.sbs.com.

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Contact:
Jennifer D. Wade
SBS Technologies, Inc.
Tel: (505) 875-0600
Fax: (505) 875-0404
jwade@sbs.com